Filed Pursuant to Rule 253(g)(2)

File No. 024-11877

REALTYMOGUL INCOME REIT, LLC

SUPPLEMENT NO. 6 DATED SEPTEMBER 6, 2022

TO THE OFFERING CIRCULAR DATED MAY 13, 2022

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Income REIT, LLC (“we,” “our,” “us” or the “Company”), dated May 13, 2022, as filed by us with the Securities and Exchange Commission on May 13, 2022 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update our plan of operation.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Acquisitions”:

Columbia Square – Cincinnati, Ohio

On August 23, 2022, we acquired a $4,000,000 joint-venture limited partnership equity investment (the “Equity Investment”) in a special purpose entity in connection with the acquisition of a 2008-built, 73,798 square-foot mixed-use retail and office center located in the Columbia Tusculum neighborhood of Cincinnati (the “Property”). In addition, in connection with the Equity Investment, the special purpose entity entered into a loan from an unaffiliated lender in the amount of $9,150,000 (the “Columbia Square Loan”), $8,870,000 of which was funded upon acquisition of the Property with the remaining $280,000 to be future funded in connection with capital expenditures or tenant improvements and leasing commissions. The Columbia Square Loan is a seven-year loan with a fixed interest rate of 4.95% and is interest-only for the first two years.

The real estate company managing the project plans to improve the Property through capital expenditures and property improvements as well as renewals of existing tenancy at the same or higher rental rates. The office building totals 48,137 square feet and is anchored by IPSOS SA, a French market research and consulting firm with 17,000 employees worldwide and a market capitalization of approximately $2 billion. IPSOS comprises 33,284 square feet and is leased through August 2026 at a below-market rental rate, according to CoStar. The retail buildings total 25,661 square feet and include retail uses that we believe are e-commerce resistant, such as a bank, gym, hair salon, and Verizon store as well as several restaurants. We believe that this tenant mix is ideally suited for this high-income neighborhood, which has over a $146,000 average household income within a one-mile radius, according to CoStar. In addition, according to CoStar, rents for the retail and office suites at the Property are 6% and 29% below submarket rents as of August 2022, respectively. As of August 2022, the Property was 100% occupied with a weighted average lease term of 3.1 years.

In line with the Company’s real estate acquisition strategy, we believe the Property is well situated in a resilient market. According to CoStar market reports, low vacancy, sustained demand, and limited new supply have kept the submarket insulated from retail and office pressures seen in other markets. According to CoStar, submarket vacancy is 0.8% and 5.3% for retail and office, respectively, in a submarket that has 4.6 million square feet of retail and 3.9 million square feet of office. The Property is in a well located, highly visible location in Columbia Tusculum, Ohio, the oldest and one of the most prestigious neighborhoods in Cincinnati, Ohio.

In connection with the Equity Investment, the special purpose entity agreed to pay to our Manager the following fees: (i) a fee on behalf of the Company in amount equal to 1.00% of the total purchase price of the Property; and (ii) a disposition fee on behalf of the Company in an amount equal to 1.00% of the gross sale price of the Property that will be paid upon the sale of the Property.

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Results of Operations”:

As of August 31, 2022, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $358 million. Since inception, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $713 million. The aggregate value of all underlying properties in RealtyMogul Income REIT, LLC is based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced NAV per share is based pursuant to our valuation policies provided, however, the value of the properties underlying investments acquired since the most recent NAV per share was announced are based on the most recent purchase prices. The aggregate value of the properties underlying loans is based on independent appraisals dated within six months of the original acquisition dates by our Manager, Realty Mogul, Co., as applicable. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. In many instances, we own an equity investment or loan that represents only part of the aggregate value. Changes in property values may affect our NAV as our NAV calculation reflects the total value of our assets minus the total value of our liabilities as of the determination date. Our commercial real estate assets and investments will constitute a significant component of our total assets. We take estimated values of each of our commercial real estate assets and investments, including related liabilities, based upon performance, outstanding principal balance, market default rates, discount rates, loss severity rates and, if our Manager deems it necessary, individual appraisal reports of the underlying real estate assets provided periodically by an independent valuation expert. For more information, see the section of our Offering Circular captioned “Description of Our Common Shares – Valuation Policies.”